SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On February 12, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the nine months ended December 31, 2008, and the fiscal year ended March 31, 2008. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On February 12, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the nine months ended December 31, 2008, and the fiscal year ended March 31, 2008. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008	Fiscal year ended March 31, 2008
Total Revenues	799,955	247,423	1,151,786
Income (Loss) before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	15,405	(63,152)	248,696
Net Income (Loss)	13,323	(41,943)	169,597
Shareholders’ Equity	—	1,154,402	1,267,917
Total Assets	—	8,578,045	8,994,970

Shareholders’ Equity Per Share (yen)	—	13,010.74	14,010.62
Basic Earnings Per Share (yen)	149.87	(472.72)	1,860.63
Diluted Earnings Per Share (yen)	146.59	(472.72)	1,817.81
Shareholders’ Equity Ratio (%)	—	13.46	14.10
Cash Flows from Operating Activities	185,355	—	156,287
Cash Flows from Investing Activities	(16,158)	—	(838,331)
Cash Flows from Financing Activities	(94,151)	—	792,966
Cash and Cash Equivalents at End of Period	—	388,440	320,655
Number of Employees	—	20,082	18,702

Note: 1.	Consumption tax is excluded from the stated amount of total revenues.
2.	As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No.144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the fiscal year ended March 31, 2008 have been reclassified retroactively.
3.	Due to the net loss for the three months ended December 31, 2008, the Diluted EPS calculation excludes potential common shares, as they were antidilutive.

(2) Overview of Activities

For the three months ended December 31, 2008, no significant changes were made in the Company and its subsidiaries’ operations. See “Changes of Principal Related Companies” below about changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended December 31, 2008 are as follows:

Additions:

There were no additions during the three months ended December 31, 2008.

Deletions:

There were no deletions during the three months ended December 31, 2008.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of December 31, 2008:

Number of employees
20,082

Note: (a)	The above number is full-time basis.
(b)	The average number of temporary employees is 7,060 for the three months ended December 31, 2008.

2.	Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the three months ended December 31, 2008 are as follows:

	Millions of yen
	Three months ended December 31, 2008
	Segment Revenues	Segment Profits (losses)
Corporate Financial Services	34,380	(9,203)
Maintenance Leasing	58,902	7,152
Real Estate	57,272	737
Investment Banking	20,729	(59,627)
Retail	42,583	3,049
Overseas Business	32,212	(2,055)

Subtotal	246,078	(59,947)

Difference between Segment Totals and Consolidated Amounts	1,345	(3,205)

Consolidated Amounts	247,423	(63,152)

(2) Total Assets

Total assets by segment at December 31, 2008 are as follows:

	Millions of yen	Composition ratio
Corporate Financial Services	1,741,297	20.3%
Maintenance Leasing	673,168	7.8
Real Estate	1,173,092	13.7
Investment Banking	1,397,081	16.3
Retail	1,528,198	17.8
Overseas Business	936,543	10.9

Subtotal	7,449,379	86.8

Difference between Segment Totals and Consolidated Amounts	1,128,666	13.2

Consolidated Amounts	8,578,045	100.0%

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the three months ended December 31, 2008 are as follows:

Millions of yen
Three months ended December 31, 2008
Direct Financing Leases:
New equipment acquisitions	78,777
Installment Loans:
New loans added	227,785
Operating Leases:
New equipment acquisitions	113,497
Investment in Securities:
New securities added	15,215
Other Operating Transactions:
New assets added	14,284

3.	Material Contract

Not applicable

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding future were assessed as of the issue date of quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

2008 was marked by an unprecedented global financial crisis. The subprime loan problem in the U.S. led to a worldwide financial crisis resulting in a series of bankruptcies and restructurings at major financial institutions, exemplified by Lehman Brothers’ bankruptcy in September of 2008. The world’s real economy started to rapidly decline during the second half of the year, and there is a high possibility that global financial and capital markets will remain in turmoil for the foreseeable future.

Despite financial bailouts adopted by the U.S. Congress in October and December 2008, the U.S. employment environment has deteriorated and consumer spending had been declining. The resulting decline in demand has had a major influence on both the economies of Japan and other major export-driven developing nations.

Japanese companies are facing increasingly severe funding problems, particularly in the construction and real estate sectors, and a post-war record-high number of listed companies have filed for bankruptcy. Japanese companies are also faced with widespread labor adjustment and growing surplus inventories in the manufacturing sector. In response to a deteriorating economy and the appreciated yen, the Bank of Japan has taken measures to increase financial liquidity such as lowering the policy rate, and purchasing commercial paper (CP) and corporate bonds. The efficacy of these policies is not yet clear and will need to be carefully monitored moving forward.

Financial Highlights
Income before Income Taxes*	¥15,405 million (Down 91% year on year)
Net Income	¥13,323 million (Down 89% year on year)
Earnings Per Share (Basic)	¥149.87 (Down 89% year on year)
Earnings Per Share (Diluted)	¥146.59 (Down 89% year on year)
Shareholders’ Equity Per Share	¥13,010.74 (Down 7 % compared to March 31, 2008)
ROE (Annualized)	1.5% (December 31, 2007: 13.1%)
ROA (Annualized)	0.20% (December 31, 2007: 1.86%)

(*)	“Income before Income Taxes” refers to “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

Overview of Business Performance (Nine Months Ended December 31, 2008)

Revenues: ¥799,955 million (Down 4% year on year)

Revenues for the third period of fiscal 2009 decreased 4% to ¥799,955 million compared to the same period of fiscal 2008. Although revenues decreased year on year from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains (losses) on investment securities,” “life insurance premiums and related investment income” and “real estate sales,” these decreases were partially offset by year on year increases in revenues from “operating leases,” “gains on sales of real estate under operating leases” and “other operating revenues.”

Revenues from “direct financing leases” decreased 13% to ¥49,997 million compared to the same period of fiscal 2008.

The Japanese leasing industry has seen declines in business volume and as a result of the ORIX Group’s prudent selection of leasing assets, choosing only those assets where the risk and return balance is felt to be appropriate, direct financing lease assets have declined through recent periods. Furthermore, in the field of automobile leases, new business volumes for direct financing leases in Japan have declined, with an increasing shift away from finance lease transactions to operating lease transactions. As a result, direct financing lease revenues in Japan decreased 15% year on year to ¥32,663 million, compared to ¥38,331 million in the same period of fiscal 2008.

Overseas, direct financing lease operations across the Asian region are centered on automobile leasing. As a result of a more stringent selection of new transactions in response to the decline in the economic environment, both direct financing lease assets and new contracts have both turned to a declining trend starting this third quarter. In addition, direct financing lease assets in the U.S. have declined as a result of decreased leasing operations. Due to these factors, together with the foreign exchange effects of an appreciated yen, overseas direct financing lease revenues decreased 9% to ¥17,334 million compared to ¥18,968 million in the same period of fiscal 2008.

Revenues from “operating leases” were flat at ¥216,951 million compared to the same period of fiscal 2008.

In Japan, operating lease revenues increased 6% to ¥166,225 million compared to ¥157,114 million in the same period of fiscal 2008, due chiefly to an increase in real estate operating lease assets and an increase in automobile leasing operations assets resulting from increased demand.

Overseas, we engage in investment and sales of aircraft leases, constantly monitoring and responding to market trends. Overseas operating lease revenues were down 12% to ¥50,726 million compared to ¥57,746 million in the same period of fiscal 2008 due to the absence of gains on sales of aircraft leases recorded in the same period of fiscal 2008, a decline in the number of new transactions, and the foreign exchange effects of an appreciated yen.

Revenues from “interest on loans and investment securities” decreased 10% to ¥152,887 million compared to the same period of fiscal 2008.

In Japan, although we have been focusing on loans for corporate clients in the Corporate Financial Services and Investment Banking segments, we adopted a more cautious approach for new transactions from the latter half of fiscal 2008 due to the continuing turbulence in the markets. In addition, “interest on loans and investment securities” decreased 8% to ¥124,518 million compared to ¥135,199 million in the same period of fiscal 2008, in part because of a decline in revenues from the loan servicing (asset recovery) operations, where revenues are recognized under the cost recovery method, and a decline in commission revenues.

Overseas, revenues were down 18% to ¥28,369 million compared to ¥34,781 million in the same period of fiscal 2008, due to lower market interest rates in the U.S, a similar reduction in new transactions as in Japan, and the foreign exchange effects of an appreciated yen.

A loss of ¥8,160 million was recorded on “brokerage commissions and net gains (losses) on investment securities” compared to a gain of ¥20,026 million in the same period of fiscal 2008. Brokerage commissions decreased 27% year on year to ¥3,948 million, compared to ¥5,425 million in the same period of fiscal 2008. A loss on investment securities of ¥12,108 million was recorded compared to a gain of ¥14,601 million recognized in the same period of fiscal 2008, due to the further deterioration in the bond and securities markets in the U.S. since the second period of fiscal 2009 and losses in various private equity funds.

“Life insurance premiums and related investment income” were down 5% to ¥88,440 million compared to the same period of fiscal 2008. Revenues from insurance premiums were down 2% to ¥84,293 million compared to ¥85,828 million in the same period of fiscal 2008. Operating revenues from insurance-related investments were down 44% to ¥4,147 million compared to ¥7,345 million in the same period of fiscal 2008 due chiefly to a decline in investment securities-related operating revenues caused by the deterioration in the markets.

Revenue from “Real estate sales” decreased 20% to ¥46,943 million compared to the same period of fiscal 2008 due to an absence of gains in Oceania that had been recorded in the same period of fiscal 2008, despite the number of condominiums delivered in Japan being flat compared to the same period of fiscal 2008. Residential condominiums developed through certain joint ventures and associated profits are increasing and are recorded under “equity in net income (loss) of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” more than doubled to ¥18,562 million compared to the same period of fiscal 2008 due to an increase in gains on sales of office buildings and other real estate, that are not classified under discontinued operations (refer to Note 1 below).

“Other operating revenues” increased 10% year on year to ¥234,335 million.

In Japan, revenues were up 17% to ¥195,641 million compared to ¥167,067 million in the same period of fiscal 2008, due to contributions since the beginning of fiscal 2009 from consolidated subsidiaries acquired in fiscal 2008, and an increase in revenues associated with real estate management operations including golf courses and training facilities.

Overseas, revenues were down 15% to ¥38,694 million compared to ¥45,413 million in the same period of fiscal 2008, due to the absence in contributions from ship finance-related revenues in Asia, which had been recorded in the same period of fiscal 2008, and the foreign exchange effects of an appreciated yen, despite an increase in revenues from advisory services in the U.S.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: ¥747,431 million (Up 8% year on year)

Expenses increased 8% to ¥747,431 million compared to the same period of fiscal 2008. Although “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “provision for doubtful receivables and probable loan losses,” “write-downs on long-lived assets” and “losses on investment securities” were up compared to the same period of fiscal 2008, “life insurance costs” and “selling, general and administrative expenses” were down compared to the same period of fiscal 2008.

“Interest expense” increased 3% compared to the same period of fiscal 2008 to ¥80,657 million. In Japan, “interest expense” increased 15% compared to the same period of fiscal 2008 due to an increase in average debt levels and a continuation of the shift from short-term to long-term funding. Overseas, “interest expense” was down 20% compared to the same period of fiscal 2008 due to lowered interest rates chiefly in the U.S. and the foreign exchange effects of an appreciated yen.

“Costs of operating leases” were up 7% to ¥147,371 million compared to the same period of fiscal 2008. In Japan, “costs of operating leases” increased 14% to ¥112,106 million compared to the same period of fiscal 2008 chiefly due to an increase in operating lease assets. Overseas, “costs of operating leases” decreased 11% to ¥35,265 million compared to the same period of fiscal 2008 due to the foreign exchange effects of an appreciated yen.

“Life insurance costs” were down 4% compared to the same period of fiscal 2008 to ¥77,470 million.

“Costs of real estate sales” increased 4% year on year to ¥53,621 million. The number of condominiums delivered in Japan was flat compared to the same period of fiscal 2008, however write-downs were recorded on a portion of condominium projects under developments.

“Other operating expenses” were up 13% compared to the same period of fiscal 2008 to ¥136,569 million chiefly resulting from the recognition of expenses since the beginning of fiscal 2009 from the domestic consolidated subsidiaries acquired in fiscal 2008, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were down 3% to ¥190,171 million compared to the same period of fiscal 2008 due to the absence of one-off write-downs of intangible assets recorded in the first period of fiscal 2008, despite expenses associated with the consolidated subsidiaries in which we invested in fiscal 2008 that were recorded from the beginning of fiscal 2009. Employee salaries and other personnel expenses account for approximately 60% of “selling, general and administrative expenses.”

“Provision for doubtful receivables and probable loan losses” more than doubled year on year to ¥50,328 million.

Provisions for direct financing leases were down 13% year on year to ¥5,831 million compared to the same period of fiscal 2008.

Provisions on installment loans more than doubled to ¥44,497 million compared the same period of fiscal 2008 centered on the real estate-related sectors. As of December 31, 2008, ¥733,869 million, or 21% of all outstanding installment loans was to real estate companies. The loans to real estate companies have been collateralized mainly with real estate. Of this amount, ¥194,933 million has been individually evaluated for impairment and the allowance made has increased to ¥30,964 million from ¥2,714 million in the same period of fiscal 2008. This does not include non-recourse loans to SPCs.

“Write-downs of long-lived assets” increased to ¥1,596 million compared to ¥130 million in the same period of fiscal 2008 as a result of write-downs on rental properties in Japan.

“Write-downs of securities” almost doubled year on year to ¥10,443 million due primarily to market valuation losses recorded from equity investments both in Japan and overseas.

Net Income: ¥13,323 million (Down 89% year on year)

“Operating income” was down 63% year on year to ¥52,524 million due to the reasons noted above.

“Equity in net income (loss) of affiliates” recorded a loss of ¥32,240 million compared to a profit of ¥28,700 million in the same period of fiscal 2008. The loss was recorded due to a decline in profits as a result of the sale of overseas affiliates in fiscal 2008 and the effects of a deterioration of results of domestic-based equity method affiliates. In addition impairment losses were recorded, since it was judged that the downward stock price movements of a number of equity-method affiliates such as Fuji Fire and Marine Insurance Co., Ltd. (Fuji Fire) and DAIKYO INCORPORATED (DAIKYO) were other than temporary. Net income from residential condominiums developed through certain joint ventures in Japan increased to ¥9,861 million from ¥3,929 million in the same period of fiscal 2008.

“Gains (losses) on sales of subsidiaries and affiliates, net” resulted in a loss of ¥4,879 million, while a gain of ¥8,589 million was recognized in the same period of fiscal 2008, due chiefly to write-downs being necessary on the shareholding in Fuji Fire as a result of dilution as a consequence of the issuance and sale of shares to a third party.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 91% year on year to ¥15,405 million.

“Minority interests in earnings of subsidiaries, net” decreased 68% year on year to ¥1,134 million.

“Income from continuing operations” decreased 98% year on year to ¥2,046 million.

“Discontinued operations, net of applicable tax effect” (refer to (Note 1) on page 3) decreased 36% to ¥11,277 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 89% year on year to ¥13,323 million.

Segment Information

With the aim of continuing medium- to long-term company growth, the ORIX Group has realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business. Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years.

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the third period of fiscal 2009 follows as below.

Corporate Financial Services Segment

The operating environment has drastically changed since the latter half of fiscal 2008, a trend that is expected to continue for the foreseeable future. In the third period of fiscal 2009, financial institutions continued to maintain a very cautious and conservative stance in regards to their lending to the real estate sector, so real estate-related liquidity has been particularly limited, and corporate financing has seen deterioration especially in the real estate and construction industries. In collaboration with the Risk Management Headquarters, the segment has been placing heavy emphasis on increasing the speed of and maximizing the amount of loan recovery, scrutinizing the specific conditions of each client.

Segment revenues increased 2% to ¥104,584 million compared to ¥102,924 million in the same period of fiscal 2008 due to revenues recorded from the beginning of the fiscal year from consolidated subsidiaries in which we invested in fiscal 2008, despite a decline in revenues in line with decreases in direct financing lease assets and installment loans due to the stringent criteria placed on new transactions. However, the segment recorded a loss of ¥2,058 million down from a profit of ¥25,691 million in the same period of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses chiefly for real estate-related loans and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates.

Segment assets decreased 13% to ¥1,741,297 million compared to March 31, 2008 due to the large reduction in new transactions due to strict controls placed on the selection of new transactions resulting in a reduction in direct financing lease assets and installment loans to corporate clients.

Maintenance Leasing Segment

The operating environment for the automobile leasing business has experienced a swift decline since last autumn brought about by the major turndown in the automobile industry, and due to a falloff in leasing demand as a result of deterioration in the economy. Furthermore, the car rental operations have underperformed due to worsening consumer sentiment in addition to the sudden rise in gasoline prices. Similarly, the precision measuring and other equipment rental operations have seen a declining trend in its operating ratio.

Segment revenues were flat year on year at ¥176,464 million due to an increase in demand for operating leases in the auto leasing operations, which offset the underperformance of the precision measuring and other equipment rental operations. Segment profits were down 19% to ¥21,904 million compared to ¥27,208 million in the same period of fiscal 2008, due to an increase in operating expenses mainly from those related to depreciation and maintenance services.

Segment assets increased 4% to ¥673,168 million compared to the end of fiscal 2008 due to an increase in operating lease assets in the automobile leasing operations.

Real Estate Segment

The domestic real estate sector is facing a severe credit crunch as a result of the global economic crisis. Real estate transactions, particularly during the third quarter of fiscal 2009, have drastically declined severely impacting the sector as a whole. Due to the current overriding conditions, the focus will shift from an emphasis on asset turnover to prioritizing cash flow and enhancing the rental and management operations. Furthermore, the condominium market has severely deteriorated, however due to reductions in pricing and the expectation of reduced taxes on mortgages, an upswing in demand is expected, and so it will be necessary to keep watch on shifts in future demand trends.

Under present market conditions, sales of real estate have been postponed since October, however gains on sales of real estate under operating leases (including income from discontinued operations) increased compared to the same period of fiscal 2008 due to contributions from sales from the second period of fiscal 2009. Profits from condominium operations have greatly declined due to a fall in revenues and write-downs on projects under development. Furthermore, the number of units delivered were 1,890 units for the third period compared to 1,960 units in the same period of fiscal 2008, and third period write-downs of projects under development were ¥8,869 million, resulting in a total of ¥14,091 million in write-downs since the fourth quarter of fiscal 2008.

As a result, segment revenues were flat at ¥200,209 million compared to the same period of fiscal 2008, segment profits were down 13% to ¥40,848 million compared to the same period of fiscal 2008, and segment assets increased 9% to ¥1,173,092 million compared to the end of fiscal 2008.

Investment Banking Segment

This segment is facing severe conditions due to the nature of its business portfolio being affected by the tightening of liquidity in the domestic real estate sector and deterioration in the capital and financial markets. New transactions are carefully selected and monitoring of existing transactions has been enhanced.

Real estate-related finance business has seen a decline in overall operating asset levels due to strict selection criteria on new transactions. Furthermore, revenues have also declined in the loan servicing (asset recovery) business, having been affected by the deterioration in business environment caused by the restricted liquidity being experienced in the real estate sector. In the principal investment business, revenues greatly decreased due to the deterioration in the financial and capital markets and the real estate sector. Particularly, in addition to the deterioration in the operating results of domestic equity method affiliates (Fuji Fire and DAIKYO), impairment losses were recorded since it was judged that the downward stock price movements of both companies were other than temporary. Revenues from private equity and alternative investments have also significantly decreased.

As a result, segment revenues were down 23% to ¥68,977 million compared to the same period of fiscal 2008 and the segment recorded a loss of ¥47,301 million, down from a profit of ¥39,410 million in the same period of fiscal 2008. Segment assets decreased 18% to ¥1,397,081 million compared to the end of fiscal 2008.

Retail Segment

This segment consists of the card loan business, trust and banking, securities brokerage, and life insurance operations.

The card loan business, despite an increasing trend in provisions for doubtful receivables and probable loan losses, achieved a reduction in expenses through cost-cutting programs. The trust and banking operations also saw a decline in profits due to an increase in provisions for doubtful receivables and probable loan losses. Operating revenues from the life insurance business and commissions from the securities brokerage business have declined as a result of the turmoil in global financial and capital markets. In addition, profits from the life insurance business were pressured by an increase in provisions for doubtful receivables and probable loan losses on installment loans.

As a result, segment revenues were down 4% to ¥138,688 million compared to the same period of fiscal 2008, and segment profits were down 45% to ¥11,271 million compared to the same period of fiscal 2008.

Targeting future growth, the trust and banking business is planning to diversify from mortgage loans to individuals towards an expansion of the corporate finance function and increasing its deposit base. As a result, segment assets increased 5% to ¥1,528,198 million compared to the end of fiscal 2008.

Overseas Business Segment

The corporate financing market in the U.S. is experiencing the brunt of the credit crunch caused by the financial crisis. Moving forward, the strategy is to tighten criteria for new investments and improve monitoring and collection of the existing portfolio.

The shockwaves emanating from the Lehman bankruptcy in September have extended to Asia and the Middle East, which had been comparatively sheltered from the effects of the decline in the global economy, causing a downturn in the region. Moving forward, existing operations will continue to be managed taking into careful consideration the overriding operating environments in the Asian and Middle Eastern regions. Additionally, in collaboration with our long-term local business partners, we will cautiously look for new revenue-generating opportunities centered on investments in distressed assets.

Segment profits declined due to losses caused by deterioration in the bond and equity markets in the U.S, a decline in installment loan revenues caused by the foreign exchange effects of an appreciated yen alongside a lowering of market interest rates and finally decreases in gains on sales of aircraft and ship-related revenues. Also, the segment recorded a decline in profits due to the absence of profits from Korea Life Insurance, which had greatly contributed to profits during the former half of fiscal 2008.

Under these conditions, segment revenues declined 25% to ¥125,529 million compared to ¥167,440 million in the same period of fiscal 2008 and segment profits declined 76% to ¥11,913 million compared ¥48,756 million in the same period of fiscal 2008. Segment assets declined 10% to ¥936,543 million compared to March 31, 2008.

Summary of Third Quarter (Three Months Ended December 31, 2008)

Segment Information

Corporate Financial Services Segment

In the third quarter, new transactions have been substantially curtailed as a result of stricter lending criteria in response to increased credit risks. The segment recorded a loss of ¥9,203 million down from a profit of ¥8,352 million in the same three-month period of fiscal 2008, due to an increase in provisions for doubtful receivables and probable loan losses centered on installment loans to the real estate sector and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates. The focus continues to be on maximizing the speed and total amount of collections on a timely basis.

Maintenance Leasing Segment

In the third quarter, segment profits declined 20% to ¥7,152 million compared to the same quarter of fiscal 2008, due to increased depreciation expenses in line with increased operating lease asset levels, and a decline in operating revenues arising from a deterioration of demand for leases and rentals.

Real Estate Segment

In the third quarter, segment profits were down 85% to ¥737 million compared to the same quarter of fiscal 2008 due to a postponement on sales of real estate under operating leases and write-downs recorded on the property asset portfolio.

Investment Banking Segment

In the third quarter, revenues from principal investment decreased as a result of deterioration in the financial markets. Furthermore, the segment recorded a loss of ¥59,627 million, down from a profit of ¥9,136 million in the same quarter of fiscal 2008 as a result of losses incurred by domestic equity-method affiliates Fuji Fire and DAIKYO due to the deterioration of both companies’ operating environments, and impairment losses recorded since it was judged that the downward stock price movements of both companies were other than temporary.

Retail Segment

Segment profits declined 56% to ¥3,049 million compared to the same quarter of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses in the trust and banking operations, a decrease in operating revenue and increase in provisions for doubtful receivables and probable loan losses in the life insurance business, and a decline in brokerage commissions and credit-related revenues in the securities brokerage business, despite a slight increase in profits from the card loan business.

Overseas Business Segment

In the third quarter, the segment recorded a loss of ¥2,055 million down from a profit of ¥12,842 million in the same quarter of fiscal 2008 as a result of an increase in market valuation losses on bond investments in the U.S. due to the impact of turmoil in the capital markets caused by the financial crisis and a decrease in equity in net income of affiliates in Asia.

Operating Assets: ¥6,781,367 million (Down 6% on March 31, 2008)

“Investment in operating leases” increased compared to March 31, 2008. Conversely, “Investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” decreased due to continued caution toward new transactions. As a result, operating assets were down 6% to 6,781,367 million compared to March 31 2008.

(2) Liquidity and Capital Resources

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis, as of December 31, 2008, was ¥6,131 billion.

Funding was mainly comprised of borrowings from financial institutions and direct fund procurement from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, for a total of approximately 230 institutions. Procurement from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets, and through equity and other equity-related finance. The ratio of funding from capital markets to total debt with deposits was 35%.

As strengthening funding stability and lowering funding costs is the most important subject in financial activity, we are striving to diversify and decentralize funding methods while aiming to increase the efficiency of funds. For this reason, in addition to implementing a cash management system with our domestic subsidiaries to concentrate fund management, we are proactively working on funding through such methods as CP sales to investors, issuance of straight bonds to individual and institutional investors, and the securitization of various assets such as lease receivables, installment loans and investment securities. We are also securing liquidity through methods such as establishing committed credit lines.

In response to recent market developments, ORIX Group has taken measures such as issuing convertible bonds and decreasing CP issuance in this financial quarter to increase the average length of debt and to decrease short term liquidity risk. Also, in line with our policy to expand our trust banking operations, we plan to increase the amount of deposits we hold through taking in funds from individuals in the domestic market.

Debt

(a) Short-term debt

	December 31, 2008 (Millions of yen)	March 31, 2008 (Millions of yen)
Borrowings from financial institutions	647,550	655,549
Commercial paper	297,157	661,550
Medium-term notes	6,500	13,048

Total	951,207	1,330,147

Short-term debt at the end of the third fiscal quarter was ¥951,207 million, 17% of the total amount of debt compared to 23% at the end of the previous fiscal year.

As of the end of the third fiscal quarter the total of cash and cash equivalents term deposits and the amount of unused committed facilities was 640,769 million yen, which amounted to 216% of CP outstanding, at 297,157 million yen.

(b) Long-term debt

	December 31, 2008 (Millions of yen)	March 31, 2008 (Millions of yen)
Borrowings from financial institutions	2,728,762	2,693,233
Bonds	1,401,827	1,270,428
Medium-term notes	103,363	123,606
Payable under securitized lease and loan receivables	348,184	374,920

Total	4,582,136	4,462,187

Long-term debt at the end of the third fiscal quarter was ¥4,582,136 million, 83% of the total amount of debt compared to 77% at the end of the previous fiscal year. 60% of long-term debt consisted of borrowings from financial institutions.

(c) Deposits

	December 31, 2008 (Millions of yen)	March 31, 2008 (Millions of yen)
Deposits	597,972	470,683

Apart from the short-term and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits at the end of the third fiscal quarter was ¥597,972 million, an increase of 27% or ¥127,289 million from the end of the previous fiscal year.

(3) Summary of Cash Flows

Cash and cash equivalents increased by ¥67,785 million compared to March 31, 2008, and increased by ¥69,730 million compared to September 30, 2008, to ¥388,440 million in line with the policy of increasing liquidity on hand.

“Cash flows from operating activities” provided ¥185,355 million in the third period of fiscal 2008, having provided ¥30,994 million in the same period of fiscal 2008, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the same period of fiscal 2008. “Cash flows from operating activities” provided ¥59,461 million in the three months ended December 31, 2008, due chiefly to “decrease in trading securities”.

“Cash flows from investing activities” used ¥16,158 million in the third period of fiscal 2008, having used ¥839,536 million in the same period of fiscal 2008 due to a decrease in “purchases of lease equipment”, a decrease in “purchases of available-for-sale securities” and a decrease in “installment loans made to customers” which was less than “principal collected on installment loans” resulting from the implementation of a more prudent stance towards new transactions, despite a decrease in “proceeds from sales of investment in affiliates” compared to the same period of fiscal 2008. “Cash flows from investing activities” provided ¥95,964 million in the three months ended December 31, 2008, due to a decrease in “installment loans made to customers” which was less than “principal collected on installment loans.”

“Cash flows from financing activities” used ¥94,151 million in the third period of fiscal 2008, having provided ¥841,796 million in the same period of fiscal 2008, due to decreased levels of commercial paper to reduce interest-bearing debt. “Cash flows from financing activities” used ¥77,736 million in the three months ended December 31, 2008, due to repayment of debts which was more than proceeds from debts.

(4) Challenges to be addressed

There were not any significant changes.

(5) Research and Development Activity

There were not any significant changes.

5.	Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥113,497 million for the three months ended December 31, 2008.

(b) Details of facilities for rent

Details of facilities for rent at December 31, 2008 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	586,438	39.1%
Measuring equipment and personal computers	177,591	11.8
Real estate and other	736,243	49.1

Subtotal	1,500,272	100.0%
Accumulated depreciation	(353,234)	—

Net	1,147,038	—

Accrued rental receivables	19,224	—

Total	1,166,262	—

For the nine months ended December 31, 2008, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 9 “write-downs of long-lived assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended December 31, 2008, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended December 31, 2008, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended December 31, 2008, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended December 31, 2008, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended December 31, 2008, there were not any significant changes in acquisition and disposal of facilities not for rent.

6.	Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended December 31, 2008 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	December 31, 2008	Increase, net	December 31, 2008	Increase, net	December 31, 2008
2	92,217	9	102,216	9	129,395

Note: Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

(a) Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd., jointly filed a report as required under Japanese regulations on December 3, 2008 that shows their share holdings of the Company as of November 28, 2008. However, the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Nomura Securities Co., Ltd.	208	0.23%
NOMURA INTERNATIONAL PLC	366	0.40
Nomura Asset Management Co., Ltd.	4,501	4.88

Total	5,076	5.50%

(b) Capital Guardian Trust Company, Capital International Limited, Capital International Inc., Capital International S.A. and Capital International K.K. jointly filed an amended report as required under Japanese regulations on December 19, 2008 that shows their share holdings of the Company as of December 15, 2008. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Capital Guardian Trust Company	905	0.98%
Capital International Limited	999	1.08
Capital International Inc.	404	0.44
Capital International S.A.	162	0.18
Capital International K.K.	324	0.35

Total	2,795	3.03%

(c) Barclays Global Investors Japan Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Ltd., Barclays Capital Securities Ltd and Barclays Capital Securities Co., Ltd. jointly filed a report as required under Japanese regulations on January 5, 2009 that shows their share holdings of the Company as of December 22, 2008. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Barclays Global Investors Japan Ltd.	1,544	1.67%
Barclays Global Investors, N.A.	1,368	1.48
Barclays Global Fund Advisors	695	0.75
Barclays Global Investors Ltd.	774	0.84
Barclays Capital Securities Ltd. *1	192	0.21
Barclays Capital Japan Ltd.	410	0.44

Total	4,984	5.40%

*1	The percentage of total shares in issued held by Barclays Capital Securities Ltd. includes the residual securities other than the shares above.

(d) Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd. and MU Investments Co., Ltd. jointly filed a report as required under Japanese regulations on January 6, 2009 that shows their share holdings of the Company as of December 22, 2008. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Mitsubishi UFJ Trust and Banking Corporation	2,415	2.62%
Mitsubishi UFJ Securities Co., Ltd. *2	4,030	4.19
Mitsubishi UFJ Asset Management Co., Ltd.	567	0.62
MU Investments Co., Ltd.	491	0.53

Total	7,504	7.81%

*2	The percentage of total shares in issued held by Mitsubishi UFJ Securities Co., Ltd. includes the residual securities other than the shares above.

(e) AllianceBernstein L.P. and AllianceBernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on January 6, 2009 that shows their share holdings of the Company as of December 31, 2008. However, the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
AllianceBernstein L.P.	5,392	5.85%
AllianceBernstein Japan Ltd.	400	0.43

Total	5,792	6.28%

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	December 31, 2008	March 31, 2008
Assets	Millions of yen	Millions of yen
Cash and Cash Equivalents	388,440	320,655
Restricted Cash	129,086	143,883
Time Deposits	985	511
Investment in Direct Financing Leases	968,133	1,098,128
Installment Loans	3,456,198	3,766,310
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(137,374)	(102,007)
Investment in Operating Leases	1,166,262	1,019,956
Investment in Securities	996,630	1,121,784
Other Operating Assets	194,144	197,295
Investment in Affiliates	255,630	327,763
Other Receivables	261,770	284,286
Inventories	206,907	232,850
Prepaid Expenses	51,920	47,657
Office Facilities	87,523	89,533
Other Assets	551,791	446,366

Total Assets	8,578,045	8,994,970

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	December 31, 2008	March 31, 2008
	Millions of yen	Millions of yen
Liabilities and Shareholders’ Equity
Liabilities:
Short-Term Debt	951,207	1,330,147
Deposits	597,972	470,683
Trade Notes, Accounts Payable and Other Liabilities	355,090	392,346
Accrued Expenses	80,739	112,461
Policy Liabilities	455,438	486,379
Current and Deferred Income Taxes	193,895	267,692
Security Deposits	166,528	163,872
Long-Term Debt	4,582,136	4,462,187

Total Liabilities	7,383,005	7,685,767

Minority Interests	40,638	41,286

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common Stock	102,216	102,107
Additional Paid-in Capital	136,629	135,159
Retained Earnings:
Legal reserve	—	2,220
Retained earnings	1,073,233	1,081,219

Subtotal	1,073,233	1,083,439

Accumulated Other Comprehensive Income (Loss)	(94,975)	(19,295)

Treasury Stock, at Cost	(62,701)	(33,493)

Total Shareholders’ Equity	1,154,402	1,267,917

Total Liabilities and Shareholders’ Equity	8,578,045	8,994,970

(2) Condensed Consolidated Statement of Income (Unaudited)

Nine months ended December 31, 2008
Millions of yen
Revenues:
Direct financing leases	49,997
Operating leases	216,951
Interest on loans and investment securities	152,887
Brokerage commissions and net gains (losses) on investment securities	(8,160)
Life insurance premiums and related investment income	88,440
Real estate sales	46,943
Gains on sales of real estate under operating leases	18,562
Other operating revenues	234,335

Total revenues	799,955

Expenses:
Interest expense	80,657
Costs of operating leases	147,371
Life insurance costs	77,470
Costs of real estate sales	53,621
Other operating expenses	136,569
Selling, general and administrative expenses	190,171
Provision for doubtful receivables and probable loan losses	50,328
Write-downs of long-lived assets	1,596
Write-downs of securities	10,443
Foreign currency transaction loss (gain), net	(795)

Total expenses	747,431

Operating Income	52,524

Equity in Net Income (Loss) of Affiliates	(32,240)
Gains (Losses) on Sales of Subsidiaries and Affiliates, Net	(4,879)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	15,405
Provision for Income Taxes	12,225

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	3,180

Minority Interests in Earnings of Subsidiaries, Net	1,134

Income from Continuing Operations	2,046

Discontinued Operations:
Income from discontinued operations, net	19,073
Provision for income taxes	(7,796)

Discontinued operations, net of applicable tax effect	11,277

Net Income	13,323

Per Share Data (Unaudited)

Yen
Nine months ended December 31, 2008
Earnings Per Share-Basic:
Income from Continuing Operations	23.02
Discontinued Operations	126.85
Net Income	149.87

Earnings Per Share-Diluted:
Income from Continuing Operations	22.84
Discontinued Operations	123.75
Net Income	146.59

Three months ended December 31, 2008
Millions of yen
Revenues:
Direct financing leases	15,246
Operating leases	69,989
Interest on loans and investment securities	49,143
Brokerage commissions and net gains (losses) on investment securities	(7,042)
Life insurance premiums and related investment income	25,477
Real estate sales	18,246
Gains on sales of real estate under operating leases	—
Other operating revenues	76,364

Total revenues	247,423

Expenses:
Interest expense	27,347
Costs of operating leases	48,638
Life insurance costs	22,784
Costs of real estate sales	16,818
Other operating expenses	45,275
Selling, general and administrative expenses	62,382
Provision for doubtful receivables and probable loan losses	22,857
Write-downs of long-lived assets	1,596
Write-downs of securities	4,860
Foreign currency transaction loss (gain), net	(438)

Total expenses	252,119

Operating Income (Loss)	(4,696)

Equity in Net Income (Loss) of Affiliates	(53,810)
Gains (Losses) on Sales of Subsidiaries and Affiliates, Net	(4,646)

Income (Loss) before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	(63,152)
Provision for Income Taxes	(20,728)

Income (Loss) before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	(42,424)

Minority Interests in Earnings of Subsidiaries, Net	(252)

Income (Loss) from Continuing Operations	(42,172)

Discontinued Operations:
Income from discontinued operations, net	373
Provision for income taxes	(144)

Discontinued operations, net of applicable tax effect	229

Net Income (Loss)	(41,943)

Per Share Data (Unaudited)

Yen
Three months ended December 31, 2008
Earnings (Loss) Per Share-Basic:
Income (Loss) from Continuing Operations	(475.30)
Discontinued Operations	2.58
Net Income (Loss)	(472.72)

Earnings (Loss) Per Share-Diluted:
Income (Loss) from Continuing Operations	(475.30)
Discontinued Operations	2.58
Net Income (Loss)	(472.72)

(3) Condensed Consolidated Statement of Cash Flows

Millions of yen
Nine months ended December 31, 2008
Cash Flows from Operating Activities:
Net income	13,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140,550
Provision for doubtful receivables and probable loan losses	50,328
Decrease in policy liabilities	(30,941)
Losses from securitization transactions	188
Equity in net loss of affiliates	32,240
Losses on sales of subsidiaries and affiliates, net	4,879
Minority interests in earnings of subsidiaries, net	1,134
Gains on sales of available-for-sale securities	(1,806)
Gains on sales of real estate under operating leases	(18,562)
Gains on sales of operating lease assets other than real estate	(6,010)
Write-downs of long-lived assets	1,596
Write-downs of securities	10,443
Decrease in restricted cash	14,460
Decrease in loans held for sale	20,543
Decrease in trading securities	15,361
Decrease in inventories	10,776
Increase in prepaid expenses	(5,109)
Decrease in accrued expenses	(23,386)
Increase in security deposits	3,183
Other, net	(47,835)

Net cash provided by operating activities	185,355

Millions of yen
Nine months ended December 31, 2008
Cash Flows from Investing Activities:
Purchases of lease equipment	(693,330)
Principal payments received under direct financing leases	332,984
Net proceeds from securitization of lease receivables, loan receivables and securities	34,341
Installment loans made to customers	(855,491)
Principal collected on installment loans	1,091,457
Proceeds from sales of operating lease assets	127,906
Investment in affiliates, net	(6,257)
Proceeds from sales of investment in affiliates	1,933
Purchases of available-for-sale securities	(228,978)
Proceeds from sales of available-for-sale securities	169,520
Proceeds from redemption of available-for-sale securities	102,141
Purchases of other securities	(68,299)
Proceeds from sales of other securities	24,584
Purchases of other operating assets	(11,636)
Acquisitions of subsidiaries, net of cash acquired	(4,243)
Sales of subsidiaries, net of cash acquired	28
Other, net	(32,818)

Net cash used in investing activities	(16,158)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(283,673)
Proceeds from debt with maturities longer than three months	1,877,135
Repayment of debt with maturities longer than three months	(1,776,171)
Net increase in deposits due to customers	127,578
Issuance of common stock	217
Dividends paid	(23,529)
Net increase in call money	13,500
Acquisition of treasury stock	(29,294)
Other, net	86

Net cash used in financing activities	(94,151)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,261)

Net Increase in Cash and Cash Equivalents	67,785
Cash and Cash Equivalents at Beginning of Period	320,655

Cash and Cash Equivalents at End of Period	388,440

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheet.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statement of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Minority interests

Under U.S. GAAP, “minority interests” are stated separately and in-between Liabilities and Stockholders’ Equity in the consolidated balance sheets.

Under Japanese GAAP, Stockholders’ Equity, Liabilities and Net Assets are presented separately in the consolidated balance sheets, and “minority interests” are included in Net Assets.

(h) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(i) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (“Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (v)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries records revenue net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statement of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain initial costs to originate lease (“initial direct costs”) are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost are computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are stated at cost less accumulated depreciation, which was ¥353,234 million and ¥350,584 million at December 31, 2008 and March 31, 2008, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from such previously leased real estate disposed, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, net, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the nine months and the three months ended December 31, 2008 amounted to ¥7,983 million, ¥2,547 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or under equity method.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. In addition, the Company and its subsidiaries charge against income losses related to debt securities in situations where it is considered that the decline in the fair value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes, minority interests in earnings of subsidiaries and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes, minority interests in earnings of subsidiaries and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 58.1% for the nine months ended December 31, 2008. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the nine months ended December 31 2008. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”). According to the interpretation, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statement of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continue to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employees’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”). FASB Statement No. 123(R) requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2008 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Installment loans

Certain loans, which the Company and its subsidiaries have the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of December 31, 2008, and March 31, 2008, are ¥46,994 million and ¥97,317 million, respectively.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥22,140 million and ¥17,838 million as of December 31, 2008 and March 31, 2008, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and accrued assets of sold receivables.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of December 31, 2008, and March 31, 2008, advance and/or progress payments were ¥180,813 million and ¥210,312 million, respectively, and finished goods were ¥26,094 million and ¥22,538 million, respectively.

For the nine months ended December 31 and the three months ended December 31, 2008, a certain subsidiary recorded ¥8,220 million and ¥41 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥36,127 million and ¥35,857 million as of December 31, 2008 and March 31, 2008, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria – either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥75,920 million and ¥ 82,196 million as of December 31, 2008 and March 31, 2008, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(y) Capitalization of interest costs

The company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No.144, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(ac) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statement of income in the year in which the change in ownership interest occurs.

(ad) Recently adopted accounting standards

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

For information about Fair Value Measurements, see Note 3.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value at specified election dates, which have not been measured at fair value. A business entity shall report unrealized gain and losses for which the fair value option has been elected in earnings at each subsequent reporting date. The Company and its subsidiaries did not choose fair value option as of adoption date, April 1, 2008, for any asset and liability, which have not been measured at fair value. Therefore adoption of this Statement had no effect on the Company and its subsidiaries’ results of operations or financial position as of adoption date.

The Company and its subsidiaries have choose fair value options on investment in affiliates, which is the relatively short- term investment in order to get the capital gain and is listed on stock exchange market. The Company and its subsidiaries believe that such investment is appropriately reported on the reliable amount by the election of fair value option.

For information about Fair Value Option, see Note 3.

3.	Fair Value Measurements

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Statement classifies and prioritizes inputs used to valuation techniques to measure fair value into the following three levels.

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Statement differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure trading securities, available-for-sale securities, and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted FSP 157-2 (“Effective Date of FASB Statement No. 157 ”) as of April 1, 2008. This Staff Position defers the effective date of FASB Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As for the disclosures for assets and liabilities measured at fair value on a nonrecurring basis are omitted.

The following table presents recorded amounts of financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008:

December 31, 2008

Financial Assets:	Millions of yen
	Total carrying value in consolidated balance sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	19,604	2,751	13,812	3,041
Available-for-sale securities Investment in affiliate	771,216 12,081	43,140 4,170	253,439 —	474,637 7,911
Derivative Assets	36,809	500	35,564	745
Others	913	—	913	—

	840,623	50,561	303,728	486,334

Others mainly included in other securities.

In addition, the amount of ¥12,081 million of investment in affiliate is measured at fair value by the election of fair value option of FASB Statement No. 159. The amounts of ¥2,081 million and (¥18) million, which are the changes of the fair value of such investment, are recognized as equity net income of affiliates in consolidated statement of income for the nine months ended December 31, and the three months ended December 31, 2008.

December 31, 2008

Financial Liabilities:	Millions of yen
	Total carrying value in consolidated balance sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities	29,323	104	29,219	—

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to December 31, 2008:

	Millions of yen
	Significant unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Investment in affiliate	Derivatives
Balance at March 31, 2008	437,939	—	—
Total gains or losses (realized/ unrealized)	(9,441)	1,911	745
Included in earnings	1,417	1,911	745
Included in other comprehensive income	(10,858)	—	—
Purchases, sales, and redemptions	(19,113)	6,000	—
Transfers in Level 3	68,293	—	—

Balance at December 31, 2008	477,678	7,911	745

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(132)	1,911	745

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from October 1, 2008 to December 31, 2008:

	Millions of yen
	Significant unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Investment in affiliate	Derivatives
Balance at September 30, 2008	441,495	—	975
Total gains or losses (realized/ unrealized)	(6,906)	1,911	(230)
Included in earnings	2,792	1,911	(230)
Included in other comprehensive income	(9,698)	—	—
Purchases, sales, and redemptions	(20,450)	6,000	—
Transfers in Level 3	63,539	—	—

Balance at December 31, 2008	477,678	7,911	745

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	1,149	1,911	(230)

The following is a description of the main valuation methodologies used for instruments measured at fair value on recurring base.

Trading securities and Available-for-sale securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as prices for similar assets or liabilities and these securities classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology. Such securities are classified as level 3, as the valuation models are based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified Level 1. For non-exchange traded derivatives, fair value is based on generic models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, we classify it as Level 2. If the inputs are not observable, we classify it as Level 3.

4.	Investment in Securities

Investment in securities at December 31, 2008 and March 31, 2008 consists of the following:

	Millions of yen
	December 31, 2008	March 31, 2008
Trading securities	19,604	34,535
Available-for-sale securities	771,216	884,777
Other securities	205,810	202,472

Total	996,630	1,121,784

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost, and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at December 31, 2008 and March 31, 2008 are as follows:

December 31, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	26,565	195	(5)	26,755
Japanese prefectural and foreign municipal bond securities	27,741	495	—	28,236
Corporate debt securities	207,615	2,458	(4,377)	205,696
Mortgage-backed and other asset-backed securities	466,548	10,694	(13,922)	463,320
Equity securities	56,560	4,777	(14,128)	47,209

	785,029	18,619	(32,432)	771,216

March 31, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	26,599	167	(9)	26,757
Japanese prefectural and foreign municipal bond securities	42,341	587	(2)	42,926
Corporate debt securities	252,305	3,375	(3,162)	252,518
Mortgage-backed and other asset-backed securities	456,347	7,729	(1,876)	462,200
Equity securities	54,701	49,848	(4,173)	100,376

	832,293	61,706	(9,222)	884,777

Included in interest on loans and investment securities in the consolidated statement of income is interest income on investment securities of ¥18,689 million and ¥6,751 million, for the nine months and the three months ended December 31, 2008, respectively.

5.	Investment in Affiliates

Investment in affiliates at December 31, 2008, and March 31, 2008 consists of the following:

	Millions of yen
	December 31, 2008	March 31, 2008
Common stock, at equity value	251,284	319,840
Loans	4,346	7,923

	255,630	327,763

Combined and condensed information relating to the affiliates accounted for by the equity method for the nine months ended December 31, 2008 and the fiscal year ended March 31, 2008 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	December 31, 2008	March 31, 2008
Operations:
Total revenues	983,057	1,738,670
Income before income taxes	(26,211)	206,009
Net income	(34,234)	158,949

Financial position:
Total assets	4,098,155	4,326,436
Total liabilities	3,260,184	3,298,243
Shareholders’ equity	837,971	1,028,193

During the three months ended in December 31, 2008, the Company recognized impairment losses related to certain affiliates whose shares are listed. The Company considered significant decline of the market values were other than temporary because there have been deterioration of operating results in those companies. The losses are mainly from The Fuji Fire and Marine Insurance Company Limited and DAIKYO Inc.

In addition, on February 5, 2009, ORIX Facilities Corporation, a domestic subsidiary that operates building maintenance services, concluded a stock exchange contract with DAIKYO Inc. to become a wholly owned subsidiary of DAIKYO Inc. The related assets and liabilities mainly include other receivables of ¥4,756 million, trade notes, account payables and other liabilities of ¥4,419 million in the accompanying consolidated balance sheet at December 31, 2008.

6.	Shareholders’ Equity

as of December 31, 2008 and for the nine months ended December 31, 2008

	Type and number of outstanding shares, including treasury shares

Common stock, 92,217 thousand shares

‚	Type and number of treasury shares

Common stock, 3,490 thousand shares

The Company acquired 1,800 thousand shares of treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions.

ƒ	Stock acquisition rights

	Liquid Yield Option Notes	Convertible into 2,252,282 shares of common stock
	Series Three Unsecured Bonds	Convertible into 21,014,289 shares of common Stock, exercisable after February 2, 2009
	2006 Stock acquisition rights	¥1,764 million, exercisable after June 21, 2008
	2007 Stock acquisition rights	¥1,346 million, exercisable after July 5, 2009
	2008 Stock acquisition rights	¥170 million, exercisable after July 18, 2010

„	Dividends

	Resolution	The board of directors on May 22, 2008
	Type of shares	Common stock
	Total dividends paid	¥23,529 million
	Dividend per share	¥260.00
	Date of dividend record	March 31, 2008
	Date of entry into force	May 22, 2008
	Dividend resource	Retained earnings

…	Others

The Company reduced the legal reserve and reclassified to retained earnings for ¥2,220 million, for the purpose of simplifying the presentation of shareholders’ equity, during the second quarter in fiscal 2009.

7.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months and the three months ended December 31, 2008 are as follows:

Millions of yen
Nine months ended December 31, 2008
Personnel expenses	106,049
Selling expenses	23,258
Administrative expenses	57,998
Depreciation	2,866

Total	190,171

Millions of yen
Three months ended December 31, 2008
Personnel expenses	34,623
Selling expenses	6,680
Administrative expenses	20,129
Depreciation	950

Total	62,382

The nine months amounts related to discontinued operations are reclassified.

8.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the nine months and the three months ended December 31, 2008 consists of the following:

Millions of yen
Nine months ended December 31, 2008
Service cost	2,279
Interest cost	1,002
Expected return on plan assets	(1,532)
Amortization of transition obligation	(2)
Amortization of net actuarial loss	543
Amortization of prior service credit	(906)
Plan curtailments and settlements	—

Net periodic pension cost	1,384

Millions of yen
Three months ended December 31, 2008
Service cost	759
Interest cost	330
Expected return on plan assets	(507)
Amortization of transition obligation	(1)
Amortization of net actuarial loss	180
Amortization of prior service credit	(302)
Plan curtailments and settlements	—

Net periodic pension cost	459

9.	Write-Downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to fair value.

For the nine months and the three months ended December 31, 2008, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,643 million and ¥1,596 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (The amount of ¥1,596 million was reflected as write-downs of long-lived assets for both periods.).

The losses of full amount were included in the Real Estate segment. The details of significant write-downs are mainly as follows.

Office Buildings—For the nine months and the three months ended December 31, subsidiaries recorded impairment losses of ¥1,596 million for office buildings mainly with negative cash flows that were not anticipated to be temporary.

10.	Discontinued Operations

FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations. Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statement of income.

The Company sold a subsidiary in Japan, which operates real-estate appraising business, during the three months ended December 31, 2008. As a result, the Company earned ¥2 million of gains on sales of the subsidiary for the nine months and the three months ended December 31, 2008, respectively.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the nine months and the three months ended December 31, 2008, the Company and its subsidiaries earned ¥18,535 million and ¥45 million of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental of ¥25,649 million and ¥28,048 million which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at December 31, 2008 and March 31, 2008.

Discontinued operations for the nine months and the three months ended December 31, 2008 consist of the following:

Millions of yen
Nine months ended December 31, 2008
Revenues	20,422
Income from discontinued operations, net*	19,073

Millions of yen
Three months ended December 31, 2008
Revenues	474
Income from discontinued operations, net*	373

*	Income from discontinued operations, net includes aggregate gains on sales of the subsidiary and rental properties in the amount of ¥18,537 million and ¥47 million for the nine months and the three months ended December 31, 2008, respectively.

11.	Comprehensive Income

Comprehensive income for the nine months and the three months ended December 31, 2008 are as follows:

Millions of yen
Nine months ended December 31, 2008
Net income	13,323
Other comprehensive income (loss):
Net change of unrealized gains on investment in securities	(45,651)
Net change of defined benefit pension plans	(229)
Net change of foreign currency translation adjustments	(29,510)
Net change of unrealized gains on derivative instruments	(289)

Total comprehensive income	(62,356)

Millions of yen
Three months ended December 31, 2008
Net income	(41,943)
Other comprehensive income (loss):
Net change of unrealized gains on investment in securities	(17,164)
Net change of defined benefit pension plans	(58)
Net change of foreign currency translation adjustments	(30,652)
Net change of unrealized gains on derivative instruments	(332)

Total comprehensive income	(90,149)

12.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine months and the three months ended December 31, 2008, and the fiscal year ended March 31, 2008 is as follows:

	Millions of yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Income (loss) from continuing operations	2,046	(42,172)
Effect of dilutive securities—
Convertible bond	35	—

Income from continuing operations for diluted EPS computation	2,081	(42,172)

	Thousands of shares
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Weighted- average shares	88,968	88,726
Effect of dilutive securities—
Convertible bond	2,102	—
Warrants	118	—
Treasury stock	7	—

Weighted-average shares for diluted EPS computation	91,123	87,726

	Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Earnings per share for income (loss) from continuing operations:
Basic	23.02	(475.30)
Diluted	22.84	(475.30)

Due to the net loss from continuing operations for the three months ended December 31, 2008, the Diluted EPS calculation excludes potential common shares, as they were antidilutive.

Shareholders’ equity per share as of December 31, 2008, and March 31, 2008 is as follows:

	Yen
	December 31, 2008	March 31, 2008
Shareholders’ equity per share	13,010.74	14,010.62

13.	Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(e) Trading and other derivatives

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount, carrying amount and estimated fair value information about derivative instruments ended December 31, 2008, and the fiscal year ended March 31. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of December 31, 2008

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	307,231	(5,007)	(5,007)
Caps held	67	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	189,734	9,247	9,247
Futures	649	(15)	(15)
Foreign currency swap agreements	219,181	2,443	2,443
Trading activities:
Futures	206,087	409	409
Options held	6,331	608	608
Options written	1,959	(30)	(30)
Foreign exchange forward contracts	9,257	(21)	(21)
Credit derivatives	53,521	(148)	(148)

As of March 31, 2008

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	366,327	(1,766)	(1,766)
Caps held	110	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	154,490	1,553	1,553
Futures	212	(6)	(6)
Foreign currency swap agreements	246,213	(90)	(90)
Trading activities:
Futures	118,213	219	219
Options held	1,321	265	265
Options written	1,276	(108)	(108)
Foreign exchange forward contracts	14,866	9	9

Note: Positive numbers indicate debits and negative numbers indicate credits.

14.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥12,618 million and ¥13,072 million as of December 31, 2008 and March 31, 2008, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	December 31, 2008	March 31, 2008
Within one year	4,028	3,453
More than one year	22,109	14,287

Total	26,137	17,740

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,766 million and ¥2,450 million for the nine months and the three months ended December 31, 2008, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥773 million and ¥253 million for the nine months and the three months ended December 31, 2008, respectively. At December 31, 2008 and March 31, 2008, the amounts due are as follows:

	Millions of yen
	December 31, 2008	March 31, 2008
Within one year	831	1,016
More than one year	949	1,614

Total	1,780	2,630

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥201,228 million and ¥332,045 million as of December 31, 2008 and March 31, 2008, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers such as card loans, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥409,813 million and ¥457,498 million as of December 31, 2008 and March 31, 2008, respectively.

Guarantees—The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of December 31, 2008 and March 31, 2008.

	Millions of yen
	December 31, 2008		March 31, 2008
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	22,444	3,355	25,097	3,805
Consumer loans	29,912	3,560	31,635	3,266
Corporate loans	250,905	10,536	242,746	14,783
Other	277	3	413	5

Total	303,538	17,454	299,891	21,859

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of December 31, 2008 and March 31, 2008, total amount of such guarantees and book value of guarantee liabilities which amount included in the table above are ¥1,221,200 million, ¥1,168,200 million and ¥5,309 million, ¥9,444 million, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—The short-term and long-term debt payables to financial institutions, including borrowings as non-recourse loans by SPEs, are secured by the following assets as of December 31, 2008 and March 31, 2008:

	Millions of yen
	December 31, 2008	March 31, 2008
Minimum lease payments, loans and investment in operating leases	222,550	172,023
Investment in securities*	8,835	60,729
Investment in affiliates	9,404	41,697
Other assets	43,084	20,347
Other operating assets	30,767	24,448

Total	314,640	319,244

*	Including investment in securities with repurchase agreements of ¥6,793 million and ¥50,117 million as of December 31, 2008 and March 31, 2008, respectively.

In addition, the payables of ¥348,184 million and ¥374,920 million as of December 31, 2008 and March 31, 2008, respectively, under lease receivable, loan and security securitization programs that are not accounted for as sales but as secured borrowings are included in long-term debt. The collateral under these securitization programs of ¥464,840 million and ¥477,358 million, respectively, are included in investment in direct financing leases, installment loans and investment in securities. Also the cash reserves included in trust accounts under these securitization programs of ¥22,762 million and ¥12,418 million are included in other assets as of December 31, 2008 and March 31, 2008, respectively.

As of December 31, 2008 and March 31, 2008, investment in securities of ¥32,757 million and ¥35,767 million, respectively, were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥16,934 million and ¥32,233 million as of December 31, 2008 and March 31, 2008, respectively, that may be sold or repledged by the subsidiary. As of December 31, 2008 and March 31, 2008, ¥9,814 million and ¥23,100 million at market value of the securities were repledged as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15.	Segment Information

As of April 1, 2008, the Company implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in it’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the Company obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six new segments follows below.

Corporate Financial Services	:	Loans, leases, fee businesses including the sale of financial products, environment-related business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, precision measuring equipment rentals and IT-related equipment rentals and leases
Real Estate	:	Condominium development, office building and logistics facilities development and rental, hotel, golf course and training facilities operation, senior housing development and management, integrated facilities management and related services, and REIT asset management
Investment Banking	:	Venture capital, principal investments, M&A advisory, real estate finance, commercial real estate asset securitization, and loan servicing (asset recovery) operations
Retail	:	Trust and Banking, life insurance operations, card loans, securities brokerage
Overseas Business	:	Leases, loans, investment in bonds, investment banking, real estate-related operations, ship- and aircraft-related operations

Financial information of the segments for the three months ended December 31, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	34,380	58,902	57,272	20,729	42,583	32,212	246,078
Segment Profits (losses)	(9,203)	7,152	737	(59,627)	3,049	(2,055)	(59,947)
Segment Assets	1,741,297	673,168	1,173,092	1,397,081	1,528,198	936,543	7,449,379

Financial information of the segments for the nine months ended December 31, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	104,584	176,464	200,209	68,977	138,688	125,529	814,451
Segment profits (losses)	(2,058)	21,904	40,848	(47,301)	11,271	11,913	36,577

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statement of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, minority interests in earnings of subsidiaries and discontinued operations. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

Millions of yen
Three months ended December 31, 2008
Segment revenues:
Total revenues for segments	246,078
Revenue related to corporate assets	1,819
Revenue from discontinued operations	(474)

Total consolidated revenues	247,423

Segment profit:
Total profit for segments	(59,947)
Corporate interest expenses, general and administrative expenses	(1,408)
Corporate other gain or loss	(1,172)
Discontinued operations	(373)
Minority Interests in Earnings of Subsidiaries	(252)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	(63,152)

Segment assets:
Total assets for segments	7,449,379
Cash and cash equivalents, restricted cash and time deposits	518,511
Allowance for doubtful receivables on direct financing leases and probable loan losses	(137,374)
Other receivables	261,770
Other corporate assets	485,759

Total consolidated assets	8,578,045

Millions of yen
Nine months ended December 31, 2008
Segment revenues:
Total revenues for segments	814,451
Revenue related to corporate assets	5,926
Revenue from discontinued operations	(20,422)

Total consolidated revenues	799,955

Segment profit:
Total profit for segments	36,577
Corporate interest expenses, general and administrative expenses	(2,216)
Corporate other gain or loss	(1,017)
Discontinued operations	(19,073)
Minority Interests in Earnings of Subsidiaries	1,134

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	15,405

The following information represents geographical revenues, segment profit and segment assets which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

For the three months ended December 31, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	223,044	10,624	14,229	(474)	247,423
Segment Profits (losses)	(61,340)	(3,689)	2,250	(373)	(63,152)

For the nine months ended December 31, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	704,333	49,119	66,925	(20,422)	799,955
Segment Profits (losses)	21,476	(322)	13,324	(19,073)	15,405

*	Note: Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

No single customer accounted for 10% or more of the segment revenues.

In addition to the disclosure requirements under SFAS No. 131, this information is disclosed pursuant to the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

For the three months ended December 31, 2008 revenues from overseas customers are as follows.

For the three months ended December 31, 2008

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	9,704	23,702	33,406
II Consolidated revenue			247,423
III The rate of the overseas revenues to consolidated revenue	3.9%	9.6%	13.5%

For the nine months ended December 31, 2008

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	47,565	78,379	125,944
II Consolidated revenue			799,955
III The rate of the overseas revenues to consolidated revenue	5.9%	9.8%	15.7%

* Results of discontinued operations are not included in “Overseas Revenues”.

* 1: Mainly The United States

* 2: Mainly Asia, Europe, Oceania and The Middle East